UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LexinFintech Holdings Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

528877 103**

(CUSIP Number)

Jon Robert Lewis

33/F, Three Pacific Place

1 Queen's Road East

Hong Kong

+852 3719 3338

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP number applies to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Select Market under the symbol “LX.” Each ADS represents two Class A Ordinary Shares. No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528877 103

1.	NAMES OF REPORTING PERSONS PAGAC Lemongrass Holding I Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 39,285,730 Class A Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 39,285,730 Class A Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,285,730 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5% of the Class A Ordinary Shares (or 9.6% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) [1]

14.	TYPE OF REPORTING PERSON CO

1. The percentage of shares beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 274,312,486 Class A Ordinary Shares and 94,465,693 Class B Ordinary Shares issued and outstanding as of March 31, 2022, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on April 29, 2022. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 528877 103

1.	NAMES OF REPORTING PERSONS PAG Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 39,285,730 Class A Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 39,285,730 Class A Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,285,730 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5% of the Class A Ordinary Shares (or 9.6% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) [1]

14.	TYPE OF REPORTING PERSON CO

1. The percentage of shares beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 274,312,486 Class A Ordinary Shares and 94,465,693 Class B Ordinary Shares issued and outstanding as of March 31, 2022, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on April 29, 2022. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 528877 103

1.	NAMES OF REPORTING PERSONS Pacific Alliance Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 39,285,730 Class A Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 39,285,730 Class A Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,285,730 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5% of the Class A Ordinary Shares (or 9.6% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) [1]

14.	TYPE OF REPORTING PERSON CO

1. The percentage of shares beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 274,312,486 Class A Ordinary Shares and 94,465,693 Class B Ordinary Shares issued and outstanding as of March 31, 2022, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on April 29, 2022. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

CUSIP No. 528877 103

1.	NAMES OF REPORTING PERSONS PAG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 39,285,730 Class A Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 39,285,730 Class A Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,285,730 Class A Ordinary Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5% of the Class A Ordinary Shares (or 9.6% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) [1]

14.	TYPE OF REPORTING PERSON CO

1. The percentage of shares beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 274,312,486 Class A Ordinary Shares and 94,465,693 Class B Ordinary Shares issued and outstanding as of March 31, 2022, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on April 29, 2022. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

This Amendment No. 1 (this “Amendment”) supplements and amends the Schedule 13D filed on September 26, 2019 by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”), relating to the Class A Ordinary Shares (“Class A Ordinary Shares”), par value US$0.0001 per share, of LexinFintech Holdings Ltd., a Cayman Islands exempted company (the “Issuer”). This Amendment is being filed to report that the Reporting Persons and the Issuer have entered into a Repurchase Agreement (the “Repurchase Agreement”) with respect to the repurchase of the previously disclosed convertible senior note issued by the Issuer to the Reporting Persons on September 16, 2019 originally in the principal amount of US$300 million (the “Convertible Note”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment is being filed by:

(1)	PAGAC Lemongrass Holding I Limited (“PAGAC Lemongrass”);
(2)	PAG Capital Limited;
(3)	Pacific Alliance Group Limited; and
(4)	PAG (formerly known as PAG Holdings Limited).

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 13, 2023, PAGAC Lemongrass and the Issuer entered into the Repurchase Agreement with respect to the repurchase of the Convertible Note, as described in Item 6 below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The following disclosure is based on 274,312,486 Class A Ordinary Shares and 94,465,693 Class B Ordinary Shares issued and outstanding as of March 31, 2022, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on April 29, 2022, and the additional 39,285,730 Class A Ordinary Shares issuable upon conversion of the Convertible Note held by PAGAC Lemongrass Holding I Limited. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

			Number of shares as to which such person has:
Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
PAGAC Lemongrass Holding I Limited(1)	39,285,730 Class A Ordinary Shares(2)	12.5% of the Class A Ordinary Shares (3) (or 9.6% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) (4)	39,285,730 Class A Ordinary Shares	0	39,285,730 Class A Ordinary Shares	0
PAG Capital Limited (1)	39,285,730 Class A Ordinary Shares(2)	12.5% of the Class A Ordinary Shares (3) (or 9.6% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) (4)	39,285,730 Class A Ordinary Shares	0	39,285,730 Class A Ordinary Shares	0
Pacific Alliance Group Limited (1)	39,285,730 Class A Ordinary Shares(2)	12.5% of the Class A Ordinary Shares (3) (or 9.6% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) (4)	39,285,730 Class A Ordinary Shares	0	39,285,730 Class A Ordinary Shares	0
PAG(1)	39,285,730 Class A Ordinary Shares(2)	12.5% of the Class A Ordinary Shares (3) (or 9.6% of the total Ordinary Shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) (4)	39,285,730 Class A Ordinary Shares	0	39,285,730 Class A Ordinary Shares	0

(1)            PAGAC Lemongrass Holding I Limited is controlled by PAG Capital Limited, which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG. Each of PAG Capital Limited, Pacific Alliance Group Limited and PAG may be deemed to have the sole voting and dispositive powers with respect to the Class A Ordinary Shares beneficially owned by PAGAC Lemongrass Holding I Limited.

(2)            Represents 39,285,730 Class A Ordinary Shares issuable upon conversion of the Convertible Note held by PAGAC Lemongrass Holding I Limited.

(3)            Percentage calculated based on 274,312,486 Class A Ordinary Shares issued and outstanding as of March 31, 2022, and the additional 39,285,730 Class A Ordinary Shares issuable upon conversion of the Convertible Note held by PAGAC Lemongrass Holding I Limited.

(4)            For the as-converted percentage, (i) the numerator is 39,285,730, and (ii) the denominator is the sum of (x) 39,285,730, (y) 274,312,486, being the number of Class A Ordinary Shares issued and outstanding as of March 31, 2022, and (z) 94,465,693, being the number of Class B Ordinary Shares issued and outstanding as of March 31, 2022. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis.

(c) Pursuant to the Repurchase Agreement, on March 15, 2023, the Issuer repurchased US$25 million principal amount of the Convertible Note. The principal amount outstanding under the Convertible Note was US$275 million immediately following such repurchase.

Except as set forth herein, none of the Reporting Persons has effected any transactions in the Ordinary Shares during the 60 days preceding the filing of this Amendment.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Amendment.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Repurchase Agreement

On March 13, 2023, PAGAC Lemongrass and the Issuer entered into the Repurchase Agreement, pursuant to which the Issuer agreed to repurchase the Convertible Note from PACAC Lemongrass in 14 monthly installments starting in March 2023 and ending in April 2024. The Issuer is required to repurchase a minimum principal amount ranging from US$17 million to US$25 million for each installment, and may in its discretion elect to repurchase more than the required amount for any installment.

Pursuant to the Repurchase Agreement, the Issuer will pay interest accrued on the then outstanding principal amount of the Convertible Note on each repurchase date. Interest will accrue at the rate of 2.0% per annum until September 15, 2023, after which the interest rate will be 10.0% per annum.

The Repurchase Agreement has replaced the holder’s right to require the Issuer to repurchase for cash all or any portion of the Convertible Note in September 2023 pursuant to its original terms. The Convertible Note remains convertible into fully paid Class A Ordinary Shares of the Issuer or ADSs at the holder’s option.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.6	Repurchase Agreement, by and between LexinFintech Holdings Ltd. and PAGAC Lemongrass Holding I Limited, dated March 13, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2023

PAGAC LEMONGRASS Holding I Limited

By:	/s/ Jon Robert Lewis
Name: Jon Robert Lewis
Title: Authorized Signatory

PAG Capital Limited

By:	/s/ Jon Robert Lewis
Name: Jon Robert Lewis
Title: Authorized Signatory

PACIFIC ALLIANCE GROUP LIMITED

By:	/s/ Jon Robert Lewis
Name: Jon Robert Lewis
Title: Director

PAG

By:	/s/ Derek Roy Crane
Name: Derek Roy Crane
Title: Director